SIXTEEN SECURITIES, INC.
TABLE OF CONTENTS
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52479

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SIXTEEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5790 Sunset Drive
South Miami, FL 33143

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.Vail & Associates, P.C.
(Name - *if individual, state last, first, middle name)*

1801 Gateway Blvd, Suite 212	Richardson	TX	75080
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, **Francesco Matteini**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sixteen Securities, Inc.** as of **DECEMBER 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

President
Title

William Moo Sang
Notary Public

WILLIAM MOO SANG
Notary Public, State of Florida
Commission# FF 106557
My comm. expires Mar. 26, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



M. Vail & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Dinesh J. Pai, CISA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Sixteen, Securities, Inc.

We have audited the accompanying statement of financial condition of Sixteen, Securities, Inc. (the "Company"), as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Schedule of Computation of Net Capital for Brokers and Dealers under SEC Rule 15c3-1, Schedule of Reconciliation of Net Capital Per FOCUS Report with Audit Report, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, and Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

M. Vail & Associates, P.C.

Richardson, Texas
February 26, 2018

1801 Gateway Blvd., Ste. 212, Richardson, TX 75080
Main: 214-660-2000 | Office: 972-234-3333 | Fax: 972-234-3331
www.vailcpas.com

3

SIXTEEN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets		
Cash and cash equivalents		148,937
Clearing deposit		400,670
Prepaid expenses		2,638
Other assets		2,422
Total current assets		**554,667**
TOTAL ASSETS	**$**	**554,667**

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	25,004
Due to broker		125,123
Total current liabilities		**150,127**
STOCKHOLDER'S EQUITY		
Common Stock (1,000,000 shares authorized; 100,000 shares issued and outstanding; No par value)		1,000
Additional paid-in capital		584,107
Accumulated deficit		(180,567)
TOTAL STOCKHOLDERS EQUITY		**404,540**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**554,667**

The accompanying notes are an integral part of these financial statements.

SIXTEEN SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue	
Commissions	$ 217
Interest income	406
	623
Expenses	
Commissions and clearance paid	125,340
Regulatory fees and expenses	1,206
Professional Fees	17,607
Occupancy	12,446
Salaries	12,500
Other expenses	5,842
	174,941
Net Loss	**$ (174,318)**

The accompanying notes are an integral part of these financial statements.

SIXTEEN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Number of Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2017	100,000	$ 1,000	$ 413,994	$ (6,249)	$ 408,745
Contributions		-	170,113		170,113
Distributions		-	-	-	-
Net Loss		-	-	(174,318)	(174,318)
Balance at December 31, 2017	100,000	$ 1,000	$ 584,107	$ (180,567)	$ 404,540

The accompanying notes are an integral part of these financial statements.

-7-

SIXTEEN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:

Net Loss	$	(174,318)
Adjustments to reconcile net income to net cash		
flows used in operating activites:		
(Increase) decrease in operating assets:		
Clearing deposit		(406)
Prepaid expenses		(2,638)
Other assets		(2,422)
Increase in operating liabilities:		
Accounts payable and accrued expenses		20,860
Due to broker		125,123
Total adjustments		140,517
Net cash used in operating activities		(33,801)

Cash flows from financing activities:

Member Contributions		170,113
Net cash provided by financing activities		170,113
Net increase in cash		136,312
Cash, January 1, 2017		12,625
Cash, December 31, 2017	$	148,937

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

SIXTEEN SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance at January 1, 2017	$	-
Increases		
Decreases		-
Balance at December 31, 2017	$	-

1. ORGANIZATION AND NATURE OF BUSINESS:

Business

Sixteen Securities, Inc, (the "Company"), formerly Tryco Securities, Inc., is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a whole-owned subsidiary of Sixteen Markets, Inc. ("Parent") and remains a registered broker dealer. It is authorized to engage in transactions in listed and over-the-counter corporate equities securities. The Company introduces its accounts on a fully-disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company provides for income taxes for the tax effects of transactions reported in the financial statements.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. FAIR VALUES OF MEASURMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to see the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has access to.

Level two inputs are inputs (other than quoted prices included in level One) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability

The carry amounts of assets in the balance sheet approximate fair value.

5. RECEIVABLES AND PAYABLES FROM BROKERS

Clearing Deposit

The Company has a clearing agreement under which it is required to maintain a cash deposit with a clearing organization in the amount of $500,000. This amount was not required at year-end as the Company had not commenced transactions with foreign customers. This clearing deposit shall remain on deposit with the clearing organization for a period no later than thirty (30) days subsequent to the termination of the agreement.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $399,480, which was $389,472 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

7. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore is not required to maintain Special Reserve Bank Account for the Exclusive Benefit of Customers.

8. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the financial issuance date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

9. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

10. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

11. RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

SIXTEEN SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED ECEMBER 31, 2017

Total stockholder's equity		$ 404,540
Non-allowable assets, deductions and charges:		
Prepaid expenses	5,060	
Total non-allowable assets, deductions and charges		5,060
Net capital		$ 399,480
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $150,127)		$ 10,008
Minimum dollar net capital requirement		5,000
Minimum capital required		10,008
Excess net capital		$ 389,472
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 384,467
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 150,127
Percentage of aggregate indebtedness to net capital		38%
Ratio of aggregate indebtedness to net capital		0.38 to 1

See accompanying notes to the financial statements.

SIXTEEN SECURITIES, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2017

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 399,480
Net capital, per report pursuant to Rule 17a - 5(d)	$ 399,480

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2017, filed on January 25, 2018.

See the accompanying notes to the financial statements.

SIXTEEN SECURITIES, INC.
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

See the accompanying notes to the financial statements.

SIXTEEN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

See the accompanying notes to the financial statements.



M.Vail & Associates, p.c.
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Dinesh J. Pai, CISA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Sixteen, Securities, Inc.

We have reviewed management's statements, included in the accompanying Sixteen, Securities, Inc. (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M. Vail & Associates, P.C.

Richardson, Texas
February 26, 2018

1801 Gateway Blvd., Ste. 212, Richardson, TX 75080
Main: 214-660-2000 | Office: 972-234-3333 | Fax: 972-234-3331
www.vailcpas.com

17

SIXTEEN SECURITIES, INC.

5790 SUNSET DRIVE

SOUTH MIAMI, FL 33143

Exemption Report

Sixteen Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. 24015c3-3(k)(2)(ii) throughout the period January 1, 2017 to December 31, 2017 without exception.

Sixteen Securities, Inc.

I, Francesco Matteini, swear (or affirm) that , to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

President

___2/9/2017_____

Date